WSFS Bank Center 500 Delaware Avenue, Wilmington, Delaware 19801 Filed by WSFS Financial Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Beneficial Bancorp, Inc. Commission File Number: 001-36806 FOR IMMEDIATE RELEASE Media Contact: Jimmy A. Hernandez (302) 571-5254 October 2, 2018 jhernandez@wsfsbank.com WSFS Bank Taps into its Nearly 200-Year History of Serving Customers in the Delaware Valley in a New Brand Campaign Highlighting its Mission, We Stand For Service WILMINGTON, Del. – In celebration of its mission, We Stand For Service, and its roots as the oldest and largest locally-managed community bank in the Delaware Valley, WSFS Bank recently launched a new brand campaign demonstrating all that the Bank “stands for” as it serves Customers and local communities. The new campaign, comprised of television spots, radio, print and outdoor advertising, will familiarize residents of the entire Delaware Valley with the dreams WSFS has helped its Customers achieve, from buying a new home, to starting and growing a business, and to planning for a prosperous financial future with customized investment solutions. “For almost 200 years, WSFS has stood for what’s possible. Our commitment to serving our Customers and being there every step of the way to achieve their dreams has helped them and their families to prosper,” said Justin Dunn, WSFS’ Senior Vice President and Chief Marketing Officer. “As WSFS Bank continues to grow and invest, we have a unique opportunity to deploy our financial strength, our services and solutions to serve even more Customers and business owners in the broader Philadelphia- Camden-Wilmington metropolitan area. We look forward to serving these markets upon our combination with Beneficial Bank next year and familiarizing Customers with WSFS’ unique approach to service-oriented banking, our full suite of financial solutions and local decision making.” The campaign’s first television spot is already broadcasting on local networks and cable television. Titled “Shedding Light for Nearly 200 Years,” the 30-second TV spot introduces the Bank’s official and unofficial name; “We’re WSFS Bank, but our friends call us ‘Wiss Fiss.’” Two radio spots—30 seconds and 60 seconds—are also in rotation on four local stations. To experience other samples of the campaign, visit WSFS on Facebook at facebook.com/wsfsbank/.

WSFS Bank Center 500 Delaware Avenue, Wilmington, Delaware 19801 About WSFS Financial Corporation WSFS Financial Corporation is a multi-billion dollar financial services company. Its primary subsidiary, WSFS Bank, is the oldest and largest locally-managed bank and trust company headquartered in Delaware and the Delaware Valley. As of June 30, 2018, WSFS Financial Corporation had $7.11 billion in assets on its balance sheet and $19.09 billion in assets under management and administration. WSFS operates from 77 offices located in Delaware (46), Pennsylvania (29), Virginia (1) and Nevada (1) and provides comprehensive financial services including commercial banking, retail banking, cash management and trust and wealth management. Other subsidiaries or divisions include Christiana Trust, Christiana Trust of DE, WSFS Wealth Investments, WSFS Wealth Client Management, Cypress Capital Management, LLC, West Capital Management, Powdermill Financial Solutions, Cash Connect®, WSFS Mortgage and Arrow Land Transfer. Serving the Delaware Valley since 1832, WSFS Bank is one of the ten oldest banks in the United States continuously operating under the same name. For more information, please visit wsfsbank.com. Important Additional Information will be Filed with the SEC This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS Financial Corporation (“WSFS”) of Beneficial Bancorp, Inc. (“Beneficial”) (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the Proposed Transaction, WSFS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS (the “Joint Proxy/Prospectus”), and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy/Prospectus will be mailed to stockholders of WSFS and Beneficial. Stockholders are urged to read the Registration Statement and Joint Proxy/Prospectus regarding the Proposed Transaction carefully and in their entirety and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplemental to those documents, because they will contain important information about the Proposed Transaction. Free copies of the Registration Statement and the Joint Proxy/Prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103. Participants in the Solicitation WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’ directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

WSFS Bank Center 500 Delaware Avenue, Wilmington, Delaware 19801 Forward-Looking Statements This press release contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’ expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward- looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’ share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’ Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’ and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward- looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise. ###